FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company
Stock Exchange release

Royal Dutch Petroleum Company and
The “Shell” Transport & Trading Company p.l.c.

Russia’s Sakhalin 2 project to go ahead

Sakhalin Energy Investment Company (Sakhalin Energy), a 55 per cent Royal Dutch/Shell Group Company, today received support from all its shareholders to launch the second phase of the Sakhalin II project in the far east of Russia.

The other shareholders in Sakhalin Energy are Mitsui Sakhalin Holdings BV (parent company: Mitsui and Co Ltd) 25 per cent and Diamond Gas Sakhalin BV (parent company: Mitsubishi Corporation) 20 per cent.

The joint venture formally declared its positive investment decision following unanimous approval of its development proposal by its shareholders and the project’s Supervisory Board, consisting of representatives of the company and the Russian Federation.

The Sakhalin II development represents the largest single foreign direct investment project in Russia, requiring an investment of approximately $10 billion. Phase 1 of the project has been successfully producing oil from the Vityaz Complex since July 1999, exporting over 10 million barrels of oil in 2002. Today’s decision to commit to Phase 2 underpins what is thought to be the biggest single integrated oil and gas project ever undertaken. It also includes the construction of a liquefied natural gas (LNG) plant with a capacity of 9.6 million tonnes per annum (mtpa). This plant will use Shell’s proven Liquefied Natural Gas (LNG) technology and reinforce Shell’s position as the world’s leader in the LNG business.

Sakhalin II Phase 2 involves the further development of the Piltun-Astokhskoye field –an oil reservoir with associated gas –and the development of the Lunskoye field –a gas reservoir with associated condensate.

Key features of the project include:

World-scale reserves	The two fields comprise world-class reserves of approximately 1.2 billion barrels (160 million tonnes) of crude oil and 500 billion cubic metres (17 trillion cubic feet) of natural gas.
World’s largest integrated oil and gas development

The project includes two new offshore platforms, a gas condensate processing plant in the North of Sakhalin Island and two 850 km pipelines. The centrepiece of the project is a state-of-the-art LNG plant, comprising two trains each of 4.8 mtpa, located close to an oil and LNG export terminal in the ice-free south of the island. The first LNG cargo is planned for the second half of 2007. Year round oil production is expected in 2006.

Gas sales

The project is ideally placed to provide a new source of LNG for traditional buyers in Japan, Korea, Taiwan, China and the west coast of North and Central America. Sakhalin Energy has already signed an agreement with Tokyo Gas for the supply of 1.1 mtpa of LNG over 24 years and is in advance negotiations with other Japanese customers to commit the remaining volumes for the first LNG train.

Construction contracts

Contracts for the Phase 2 construction and service work will be awarded in the coming weeks, including in the region of $4 billion of contracts to be awarded to Russian contractors. The project includes approximately $300 million of upgrades to Sakhalin’s infrastructure – roads, bridges, airports, railways and ports. The final approval stages of the design and construction documentation (TEO-C), including a substantial environmental impact assessment, are progressing in line with plans to obtain construction approvals in the next few months.

Benefits for Russia

Phase 2 of the project is expected to generate value of more than $45 billion for the Russian state. Sakhalin Energy expects 70% of the project to be “Russian Content” – Russian businesses, materials and contracts – over the project’s life. It is estimated that the project will generate 110,000 man-years of employment for Russian nationals during the project life.

All figures quoted are 100% project basis.

Contact Investor Relations:

UK:	Simon Henry	+44 20 7934 3855
	Gerard Paulides	+44 20 7934 6287
Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	David Sexton	+1 212 218 3112

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Company Secretary (J.E. Munsiff)

General Attorney (M.C.M. Brandjes)

The Hague, 16 May 2003